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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 7, 2003

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated August 7, 2003

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	7 August 2003 008	Telefax +31 (0)20 651 10 00 E-mail corpcomm@buhrmann.com
BUHRMANN SECOND QUARTER 2003 RESULTS		Website www.buhrmann.com
	2nd quarter				January—June
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	2,135.6	2,567.5	-16.8%	-6.5%	4,289.2	5,114.1	-16.1%	-6.1%
EBITDA*	89.0	118.0	-24.6%	-12.7%	224.1	248.4	-9.8%	3.3%
Net profit**	14.6	34.8	-58.0%	-46.7%	105.6	71.7	47.3%	70.2%
Net result	1.9	17.0	-89.9%		79.4	35.5	123.5%

in euro
Net profit** per ordinary share (fully diluted)	0.07	0.21	-66.6%		0.64	0.43	48.8%
Key figures excluding exceptional items
Net profit** (EUR mln)	7.3	34.8	-79.0%	-69.3%	12.6	71.7	-82.4%	-73.9%
Net profit** per share, fully diluted (in euro)	0.02	0.21	-90.5%		0.05	0.43	-88.4%

*
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

**
Net profit from operations before amortisation of goodwill.

OUTLOOK

        Organic office supplies sales (i.e. excluding software) of the Office Products North America Division are expected to modestly improve year-on-year in the second half of this year, following the stabilisation that was experienced in the second quarter. Buhrmann expects continued weakness in the sales of its European operations, due to the unfavourable economic circumstances in this region. Corporate Express Australia anticipates solid sales and earnings growth.

        The planned cost reductions of about EUR 30 million this year and approximately EUR 60 million on an annual basis as of 2004 are expected to be realised ahead of schedule. The anticipated positive available cash flow for the remainder of the year will be used to further reduce outstanding debt.

        The intended sale of the Paper Merchanting Division to PaperlinX is anticipated to be completed in the third quarter of this year. The proceeds from this transaction will be used to achieve a substantial reduction in interest-bearing debt.

CEO's STATEMENT

        Commenting on the developments in the second quarter of 2003, Buhrmann CEO Frans Koffrie said: "Organic office supplies sales (i.e. excluding software) in North America were level compared to the previous year for the first time in nine quarters. We believe that we are approaching the point where they will return to growth. The Paper Merchanting Division and the Office Products Europe Division improved their added-value margins despite the difficult economic circumstances. The Australian operations continue to perform very well. In addition, the implementation of the cost reduction programme we announced last year in December is running ahead of schedule. For the time being our focus remains on stringent working capital management and cost control in order to maximize positive cash flow generation and reduce outstanding debt. We are committed to our strategy of focusing on the pure business-to-business distribution of essential products for the office and graphic markets, which will continue to yield attractive returns."

SUMMARY SECOND QUARTER 2003

  •
  Organic office supplies sales (i.e. excluding software) in North America were level with last year for the first time in nine quarters. In Europe, added value as a percentage of sales improved, despite sales decreases in the UK, Germany, and the Benelux. The office products operations in most other European countries and Corporate Express Australia continued to record good organic growth.

  •
  As announced in June, Buhrmann expects to sell the Paper Merchanting Division. The proceeds will be used to redeem outstanding debt. In the second quarter of this year this division again managed to improve its added value margin as it successfully weathers the economic recession in Europe.

  •
  Second quarter sales of the Graphic Systems Division were in line with expectations. The graphic arts industry is still experiencing weak demand.

  •
  The restructurings announced in December 2002 are well underway. Total headcount was reduced by 811 FTE's in the second quarter, bringing the reduction in staff number to 1,194 this year to date. This includes the net effect of a reduction of about 200 FTE's caused by acquisitions and divestments. The realisation of the envisaged cost-savings of about EUR 30 million this year is ahead of schedule.

  •
  As a result of diligent working capital management, working capital as a percentage of sales improved to 12.9% on an twelve months' basis from 13.3% a year ago. Available cash flow amounted to a positive EUR 56.6 million in the second quarter, and we expect it will continue to be positive the rest of the year.

  •
  At quarter-end interest-bearing debt totalled EUR 1,548 million, versus EUR 1,893 million per 30 June 2002 and EUR 1,636 million at the end of the first quarter of this year.

  •
  In the second quarter, we recorded a EUR 7.3 million exceptional gain related to the sale of DocVision. Excluding exceptional items, net profit from ordinary operations before amorisation of goodwill totalled EUR 0.02 per ordinary share (second quarter 2002: EUR 0.21).

  •
  The 20% year-on-year drop in the average exchange rate of the US dollar to the euro over the quarter accounts for a 9% decline in total net sales and a 5% decline in net profit.

KEY FINANCIAL INFORMATION

CASH FLOW AND FINANCING

        Working capital decreased by 17% to EUR 1,026 million at the end of the second quarter of this year, compared to EUR 1,236 million last year. Working capital as a percentage of sales improved to 12.9% on a twelve months' basis from 13.3% a year ago.

        In line with Buhrmann's stated priority, interest-bearing debt continued to be reduced by utilising available cash flow from operations. At quarter-end it totalled EUR 1,548 million, versus EUR 1,893 million per 30 June 2002 and EUR 1,636 million at the end of the first quarter of this year. The decline in the second quarter includes a positive translation effect of EUR 48 million. Interest-bearing debt as a percentage of group equity improved to 84.6% at the end of the second quarter, versus 95.8% at year-end 2002. The ratio of group equity as a percentage of total assets improved to 36.5% at the end of the second quarter, versus 33.5% at year-end 2002.

        Despite of relatively weak demand in all lines of business available cash flow totalled EUR 56.6 million (second quarter 2002: EUR 152.2 million). The four quarter rolling cash interest cover at the end of the second quarter was 2.6 times.

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS
(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	2nd quarter				January—June
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	1,372.3	1.703.9	-19.5%	-5.8%	2,735.5	3,370.5	-18.3%	-4.7%
Added value	347.6	434.1	-19.9%	-6.1%	721.9	895.0	-19.3%	-5.5%
EBITA	51.4	74.0	-30.6%	-17.8%	102.6	160.1	-35.9%	-23.6%
Average capital employed	866.7	1,179.9	-26.5%	-13.8%	918.9	1,223.1	-24.9%	-11.6%
Ratios
Added value/net sales	25.3%	25.5%			26.2%	26.6%
EBITA/net sales	3.7%	4.3%			3.7%	4.8%
EBITA/average capital employed	23.7%	25.1%			22.3%	26.2%

        Second quarter sales from the global office products and computer supplies distribution activities totalled EUR 1.4 billion. New business wins in the customer segments of international and global accounts cushioned the effect of continued headcount reductions and spending cuts by large corporations and government institutions. Corporate Express continues to be successful in helping customers to streamline their procurement processes, as demonstrated by the growing usage of our online ordering facilities. Internet sales in office supplies now amount to an annual run-rate of around EUR 1.6 billion, or 28% of the total sales of the global office products operations. We continue to streamline warehouse facilities and logistics systems.

OFFICE PRODUCTS NORTH AMERICA

	2nd quarter				January—June
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	1,014.2	1,313.8	-22.8%	-6.0%	2,017.5	2,584.7	-21.9%	-5.1%
Added value	250.2	330.0	-24.2%	-6.9%	525.6	685.8	-23.4%	-6.2%
EBITA	39.5	61.0	-35.3%	-20.9%	82.4	131.9	-37.5%	-23.3%
Average capital employed	680.1	972.1	-30.0%	-15.0%	724.2	1,011.1	-28.4%	-12.8%
Ratios
Added value/net sales	24.7%	25.1%			26.1%	26.5%
EBITA/net sales	3.9%	4.6%			4.1%	5.1%
EBITA/average capital employed	23.2%	25.1%			22.8%	26.1%

        Organic office supplies sales (i.e. excluding software) in North America were level with last year for the first time in nine quarters. Total organic sales decreased by 4% compared to the second quarter of last year.

        Sales activities were particularly successful in the large and strategic account customer segments, despite the rise of unemployment figures in the USA. Higher office supplies sales were realised in the Western and Eastern regions, as well as in Canada. Software sales and earnings were lower than last year when they peaked owing to promotional activities by a major supplier. Software sales however increased compared to the first quarter of this year.

        Added value as a percentage of sales for the office supplies business (i.e. excluding software) was at a level comparable to the first quarter of this year. Due to large lower margin contracts within the software business, the Division's overall added value as a percentage of sales decreased compared to the first quarter. The Division was successful in further lowering its working capital.

        During the second quarter the Division reduced the number of employees by another 502 FTE's. This year to date the total reduction in headcount amounts to 828 FTE's.

OFFICE PRODUCTS EUROPE/AUSTRALIA

	2nd quarter				January—June
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	358.1	390.0	-8.2%	-5.3%	736.1	785.8	-6.3%	-3.4%
Added value	97.5	104.1	-6.3%	-3.5%	196.3	209.2	-6.2%	-3.4%
EBITA	11.9	13.1	-8.6%	-3.4%	20.2	28.2	-28.4%	-24.8%
Average capital employed	186.6	207.8	-10.2%	-8.7%	194.7	212.0	-8.2%	-6.4%
Ratios
Added value/net sales	27.2%	26.7%			26.7%	26.6%
EBITA/net sales	3.3%	3.3%			2.7%	3.6%
EBITA/average capital employed	25.6%	25.1%			20.7%	26.6%

Review Second Quarter

        Second quarter sales of the combined Office Products Europe and Australia Divisions totalled EUR 358.1 million (2002: EUR 390.0 million). While sales weakened in the UK, Germany, and the Benelux the Office Products Europe Division managed to improve added value as a percentage of sales. Second quarter sales continued to increase in most other European countries as well as in Australia and New Zealand.

        Despite the economic recession that is causing the market for office products to shrink in Europe, particularly in Germany, office supplies and copier sales of the German operations compared favourably to the market average. Corporate Express Benelux moved the core of its logistics activities to a new distribution centre in Almere, without this affecting its sales levels.

        The uptake of Corporate Express Australia's single-source model continues to gain momentum as more customers recognize the value of consolidating their purchases via a one-supplier contract. Corporate Express Australia added two new specialist categories to its activities recently: business machines sales & service and wide format printing supplies.

Review First Half (separate numbers for Australia)

        Sales of the Office Products Europe Division for the first half of 2003 totalled EUR 507.3 million (2002: EUR 578.1 million). Organic sales decreased by 10% in Europe. The Division's total operational costs were trimmed substantially. Operating result (EBITA) of the European office products operations totalled EUR 0.8 million for the first half of 2003 (2002: EUR 7.9 million).

        Corporate Express Australia recorded 10% higher sales for the first six months of the year, totalling EUR 228.8 million compared to EUR 207.8 million for the first half of 2002. Operating costs increased as the business continues to grow. Operating result (EBITA) of Corporate Express Australia for the first half totalled EUR 19.4 million (2002: EUR 20.3 million).

PAPER MERCHANTING

	2nd quarter				January—June
x EUR million	2003	2002	change in EUR	change at constant rates	2003	2002	change in EUR	change at constant rates
Net sales	658.6	750.7	-12.3%	-8.0%	1,368.9	1,530.7	-10.6%	-6.7%
Added value	105.8	117.5	-9.9%	-4.9%	218.2	237.9	-8.3%	-3.7%
EBITA	12.6	18.3	-31.3%	-26.3%	27.2	38.1	-28.5%	-24.6%
Average capital employed	602.4	687.0	-12.3%	-8.8%	614.4	683.7	-10.1%	-6.9%
Ratios
Added value/net sales	16.1%	15.6%			15.9%	15.5%
EBITA/net sales	1.9%	2.4%			2.0%	2.5%
EBITA/average capital employed	8.3%	10.7%			8.9%	11.1%

        By emphasising quality of service the Paper Merchanting Division maintained its leading market position. The currently relatively low level of demand in the commercial print sector has contributed to a 6% drop in the division's total sales volume in the second quarter. Average paper prices were 2% lower than the comparable period of last year. The distribution network and logistics capabilities of Buhrmann's paper merchants contributed to a favourable development of stock sales versus indent sales in the second quarter, which has modestly benefited the Division's added value margin. Added value as percentage of sales increased to 16.1% in the second quarter of this year, compared to 15.6% a year ago. The Division's diligent approach with regard to margin management was demonstrated by the fact that some market share was sacrificed in Germany and France. The proportion of sales under the Division's group brand programmes for the commercial print market (comprising of the Hello, ON, and Core paper qualities) and the office and paper resellers market (Motif and IBM) was successfully increased. As customer loyalty strengthens, the branding programme allows the Division to consolidate its assortments, which contributes to lowering working capital requirements.

GRAPHIC SYSTEMS

	2nd quarter			January—June
x EUR million	2003	2002	change in EUR	2003	2002	change in EUR
Net sales	104.7	112.9	-7.2%	166.8	212.9	-21.6%
Added value	23.4	27.2	-13.9%	38.9	51.4	-24.4%
EBITA	-1.7	3.2	-154.1%	-10.6	3.7	-388.7%
Average capital employed	131.5	123.6	6.4%	131.7	122.4	7.6%
Ratios
Added value/net sales	22.3%	24.1%		23.3%	24.2%
EBITA/net sales	-1.6%	2.8%		-6.4%	1.7%
EBITA/average capital employed	-5.2%	10.2%		-16.1%	6.0%

        Total sales decreased by 7% to EUR 105 million compared to EUR 113 million in the second quarter of last year. As anticipated, the lower capacity utilisation in the graphic arts industry has caused a further reduction in new machine sales. In addition, the strengthening of the Euro makes it harder to compete against Japanese manufacturers of printing equipment. Order intake in the second quarter remained at a low level. Efforts to replace frequent incidental service calls by structured service contracts proved successful and the sale of services remained level with the second quarter of last year despite the reduction in new machine installations. It is expected that the Division's full year operating result (EBITA) will be around break-even.

HOLDINGS

        Holding costs totalled EUR 5.5 million in second quarter of this year (2002: EUR 5.5 million). The one-time EUR 7.3 million gain from the sale of DocVision was recorded as exceptional operating income. On balance second quarter operating result (EBITA) reported under "Holdings' totalled EUR 1.8 million.

Note to editors

        There will be a press conference today at Hotel The Grand in Amsterdam starting at 10:00 a.m. CET followed by an analyst meeting (starting at 12:00 p.m. CET) that will be webcast live on www.buhrmann.com (a link can be found within the investor relations section under "Conference Calls and Presentations"). It is also possible to listen to the proceedings of the analyst meeting via telephone number: +31 (0)45 631 69 05. The audio archive on our website will be operational shortly after the call.

        The publication of the third quarter results is scheduled for 7 November 2003. Further details can be found on our corporate website: www.buhrmann.com

For more information, please contact:	Analysts can contact:
Buhrmann Corporate Communications	Buhrmann Investor Relations
Ewold de Bruijne telephone +31 (0)20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with around 24,000 employees in over 30 countries.

Safe Harbour Statement

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

        Buhrmann's accounting policies did not change compared with the principles applied in the Group's financial statements for 2002, with the exception of:

  •
  Exceptional items—In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional (comparable 2002 figures will be restated).

  •
  Revenue recognition (for equipment sales of the Graphic Systems Division)—Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded at the time of installation, instead of at delivery.

        It is noted that, as per 2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively. In addition, as per Annual Report 2002, organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

        The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2nd quarter			January—June
	2003	2002	change	2003	2002	change
Net sales	2,135.6	2,567.5	(16.8%)	4,289.2	5,114.1	(16.1%)
Cost of sales	(1,658.8)	(1,988.8)	(16.6%)	(3,310.3)	(3,929.9)	(15.8%)

Added value	476.9	578.7	(17.6%)	979.0	1,184.2	(17.3%)
Operating costs	(395.1)	(460.7)	(14.2%)	(818.1)	(935.8)	(12.6%)
Exceptional operating costs	—	—		(1.8)	—
Exceptional operating income	7.3	—		64.8	—

EBITDA	89.0	118.0	(24.6%)	224.1	248.4	(9.8%)
Depreciation	(25.0)	(28.0)	(10.7%)	(52.9)	(57.7)	(8.3%)

EBITA	64.0	90.0	(28.9%)	171.2	190.8	(10.2%)
Amortisation of goodwill	(12.7)	(17.8)	(28.4%)	(26.1)	(36.2)	(27.8%)

Operating result (EBIT)	51.3	72.2	(29.0%)	145.1	154.6	(6.1%)
Net financing costs	(44.4)	(57.8)		(91.2)	(107.9)
Result on ordinary operations before tax	6.9	14.5		53.9	46.6
Taxes	(1.3)	(6.5)		1.4	(17.6)
Exceptional tax items	—	—		30.0	—
Other financial results	—	12.6		—	12.6
Minority interests	(3.7)	(3.7)		(5.8)	(6.1)

Net result on ordinary operations	1.9	17.0	(89.0%)	79.5	35.5	124.0%
Extraordinary result net	0.0	0.0		0.0	0.0

Net result	1.9	17.0	(89.0%)	79.5	35.5	124.0%

Net profit on ordinary operations before amortisation of goodwill	14.6	34.8	(58.0%)	105.6	71.7	47.3%

Net profit on ordinary operations before amortisation of goodwill and exceptional items	7.3	34.8	(79.0)	12.6	71.7	(82.4%)
Ratios
Added value as a % of net sales	22.3%	22.5%		22.8%	23.2%
EBITDA as a % of net sales	4.2%	4.6%		5.2%	4.9%
EBITA as a % of net sales	3.0%	3.5%		4.0%	3.7%
EBIT as a % of net sales	2.4%	2.8%		3.4%	3.0%
Ratios, exluding exceptional operating costs/income ("E")
EBITDAE as a % of net sales	3.8%	4.6%		3.8%	4.9%
EBITAE as a % of net sales	2.7%	3.5%		2.5%	3.7%
EBITE as a % of net sales	2.1%	2.8%		1.9%	3.0%

NET RESULT PER SHARE FULLY DILUTED

	2nd quarter		January—June
in millions of euro
	2003	2002	2003	2002
Net result from ordinary operations	1.9	17.0	79.5	35.5
Dividend preference shares A	(2.8)	(2.8)	(5.6)	(5.6)

Net result on ordinary operations for ordinary shares	(0.9)	14.2	73.9	29.9
Add back: amortisation of goodwill	12.7	17.8	26.1	36.2

Total (before amortisation of goodwill)	11.8	32.0	100.1	66.1
Average number of ordinary shares basic (x 1,000)	134,145	131,719	133,129	131,522
Options	252	—	252	—
Conversion preference shares C	23,806	22,516	23,806	22,516

Average number of ordinary shares fully diluted (x 1,000)	158,203	154,235	157,187	154,038
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.07	0.21	0.64	0.43

CONSOLIDATED CASH FLOW STATEMENT

	2nd quarter		January—June
in millions of euro
	2003	2002	2003	2002
EBITDA	89.0	118.0	224.1	248.4
Additions to/(release of) provisions	1.2	0.7	5.0	(4.9)

Operating result on a cash basis	90.2	118.7	229.1	243.5
(Increase)/decrease in inventories	15.7	4.8	9.5	(3.2)
(Increase)/decrease in trade receivables	(22.6)	(51.7)	96.6	42.4
Increase/(decrease) in trade creditors	68.7	149.0	(95.2)	(125.1)
(Increase)/decrease in other receivables and liabilities	(17.0)	(16.0)	24.6	29.2

(Increase)/decrease in working capital	44.8	86.1	35.5	(56.7)

Financial payments	(39.7)	(55.4)	(75.2)	(105.2)
Other operational payments	(15.9)	(10.5)	(27.2)	(17.9)

Cash flow from operational activities	79.4	138.9	162.2	63.7
Investments in tangible fixed assets	(22.3)	(30.5)	(40.3)	(61.1)
Acquisitions, integration and divestments	(0.5)	43.8	(7.2)	(14.8)

Available cash flow	56.6	152.2	114.7	(12.2)
Cash flow from financing activities	(61.2)	(157.7)	(72.8)	(123.5)

Net cash flow	(4.6)	(5.5)	41.9	(135.7)

CONSOLIDATED BALANCE SHEET

			31 December
	30 June
in millions of euro
	2003	2002	2002
Fixed assets	2,707.1	3,604.1	2,861.4
Current assets, inventories of trade goods	646.4	712.1	682.7
Current assets, trade receivables	1,355.6	1,685.2	1,506.2
Current assets, other receivables	246.7	324.4	321.0
Cash	53.6	10.0	37.0

Total assets	5,009.4	6,335.8	5,408.4
Group equity
Shareholders' equity	1,783.7	2,455.0	1,768.9
Other group equity	46.1	37.2	41.3

	1,829.8	2,492.2	1,810.2
Provisions	305.1	391.7	337.2
Long-term loans	1,472.9	1,780.0	1,677.7
Current liabilities, interest bearing	128.2	123.3	94.3
Current liabilities, trade creditors	926.3	1,135.9	1,063.7
Current liabilities, other not interest bearing	347.1	412.8	425.4

Total liabilities	5,009.4	6,335.8	5,408.4
Working capital	1,026.4	1,236.3	1,102.6
Capital employed	3,260.2	4,339.9	3,482.5
Interest-bearing net-debt	1,547.6	1,893.3	1,735.0

FINANCIAL RATIOS

	30 June		31 December
	2003	2002	2002
Interest cover (EBITDA/Cash interest) 4 quarterly rolling	2.6	2.7	2.6
Group equity in % of total assets	36.5%	39.3%	33.5%
Interest-bearing debt in % of group equity	84.6%	76.0%	95.8%

EQUITY PER SHARE

	30 June		31 December
	2003	2002	2002
Basic number of ordinary shares outstanding (x 1,000)	136,177	132,113	132,113
Basic shareholders' equity per share (in euro)	8.72	14.23	8.93
Fully diluted number of ordinary shares outstanding (x 1,000)	159,910	154,629	155,270
Fully diluted shareholders' equity per share (in euro)	10.02	14.70	10.20

EQUITY RECONCILIATION

			31 December
	30 June
in millions of euro
	2003	2002	2002
Shareholders' equity at the start of the reporting period	1,769	2,634	2,634
Net result year to date	79	36	(588)
Dividend ordinary shares for 2001	—	(10)	(10)
Dividend ordinary shares for 2002	(4)	—	—
Net proceeds issue ordinary shares	6	—	—
Accrual dividend preference shares A 2002	—	—	(11)
Translation differences	(66)	(205)	(256)

Shareholders' equity at the end of the reporting period	1,784	2,455	1,769

FIGURES PER DIVISION

	2nd quarter			January—June
NET SALES in millions of euro
	2003	2002	change	2003	2002	change
Office Products North America	1,014.2	1,313.8	(22.8%)	2,017.5	2,584.7	(21.9%)
Office Products Europe/Australia	358.1	390.0	(8.2%)	736.1	785.8	(6.3%)
Paper Merchanting	658.6	750.7	(12.3%)	1,368.9	1,530.7	(10.6%)
Graphic Systems	104.7	112.9	(7.2%)	166.8	212.9	(21.6%)

Buhrmann	2,135.6	2,567.5	(16.8%)	4,289.2	5,114.1	(16.1%)

ADDED VALUE

	2nd quarter			January—June
in millions of euro
	2003	2002	change	2003	2002	change
Office Products North America	250.2	330.0	(24.2%)	525.6	685.8	(23.4%)
Office Products Europe / Australia	97.5	104.1	(6.3%)	196.3	209.2	(6.2%)
Paper Merchanting	105.8	117.5	(9.9%)	218.2	237.9	(8.3%)
Graphic Systems	23.4	27.2	(13.9%)	38.9	51.4	(24.4%)

Buhrmann	476.9	578.7	(17.6%)	979.0	1,184.2	(17.3%)

ADDED VALUE as a % of NET SALES

	2nd quarter		January—June
	2003	2002	2003	2002
Office Products North America	24.7%	25.1%	26.1%	26.5%
Office Products Europe/Australia	27.2%	26.7%	26.7%	26.6%
Paper Merchanting	16.1%	15.6%	15.9%	15.5%
Graphic Systems	22.3%	24.1%	23.3%	24.2%
Buhrmann	22.3%	22.5%	22.8%	23.2%

OPERATING RESULT (EBITA/EBIT)

	2nd quarter		January—June
in millions of euro
	2003	2002	2003	2002
Office Products North America	39.5	61.0	82.4	131.9
Office Products Europe/Australia	11.9	13.1	20.2	28.2
Paper Merchanting	12.6	18.3	27.2	38.1
Graphic Systems	(1.7)	3.2	(10.6)	3.7
Holdings	1.8	(5.5)	52.0	(11.1)

EBITA	64.0	90.0	171.2	190.8
Goodwill	(12.7)	(17.8)	(26.1)	(36.2)

EBIT	51.3	72.2	145.1	154.6

ROS—% (EBITAE/EBITE as a % of net sales)
excluding exceptional operating costs/income

	2nd quarter		January—June
	2003	2002	2003	2002
Office Products North America	3.9%	4.6%	4.1%	5.1%
Office Products Europe / Australia	3.3%	3.3%	2.7%	3.6%
Paper Merchanting	1.9%	2.4%	2.0%	2.5%
Graphic Systems	(1.6%)	2.8%	(6.4%)	1.7%
Holding EBITA as a % of Buhrmann's total net sales	(0.3%)	(0.2%)	(0.3%)	(0.2%)
Buhrmann before amortisation of goodwill (EBITAE)	2.7%	3.5%	2.5%	3.7%
Buhrmann after amortisation of goodwill (EBITE)	2.1%	2.8%	1.9%	3.0%

AVERAGE CAPITAL EMPLOYED

	2nd quarter		January—June
on millions of euro
	2003	2002	2003	2002
Office Products North America	680.1	972.1	724.2	1,011.1
Office Products Europe/Australia	186.6	207.8	194.7	212.0
Paper Merchanting	602.4	687.0	614.4	683.7
Graphic Systems	131.5	123.6	131.7	122.4
Other activities and holdings	25.1	17.4	24.6	17.1

Buhrmann, excluding goodwill	1,625.7	2,007.9	1,689.6	2,046.3
Goodwill	1,686.6	2,578.7	1,719.3	2,632.8

Buhrmann, including goodwill	3,312.3	4,586.6	3,408.9	4,679.0

ROCE in %

	2nd quarter		January—June
	2003	2002	2003	2002
Office Products North America	23.2%	25.1%	22.8%	26.1%
Office Products Europe/Australia	25.6%	25.1%	20.7%	26.6%
Paper Merchanting	8.3%	10.7%	8.9%	11.1%
Graphic Systems	(5.2%)	10.2%	(16.2%)	6.0%
Buhrmann, excluding goodwill	15.8%	17.9%	20.3%	18.6%
Buhrmann, including goodwill	6.2%	6.3%	8.5%	6.6%

ORGANIC GROWTH OF SALES

	2nd quarter		January—June
	2003	2002	2003	2002
Office Products North America	(4%)	0%	(2%)	(3%)
Office Products Europe/Australia	(5%)	1%	(4%)	0%
Paper Merchanting	(8%)	(3%)	(7%)	(3%)
Graphic Systems	(13%)	(18%)	(18%)	(18%)

Buhrmann	(6%)	(2%)	(5%)	(3%)

NUMBER OF EMPLOYEES

	30 June		31 December
	2003	2002	2002
Office Products North America	11,383	12,695	12,211
Office Products Europe/Australia	5,855	6,176	6,023
Paper Merchanting	5,227	5,469	5,411
Graphic Systems	1,129	1,158	1,139
Holdings	69	73	74

Buhrmann	23,663	25,570	24,858

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Net sales	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6	2,669.9
Cost of sales	(1,658.8)	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)	(2,062.5)

Added value	476.9	502.1	540.1	528.5	578.7	605.6	620.1	600.5	607.5
Operating costs	(395.1)	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)	(486.5)
Exceptional operating costs	7.3	55.9	0.1	—	—	—	—	—	—

EBITDA	89.0	135.1	111.4	95.8	118.0	130.4	146.8	112.8	120.9
Depreciation	(25.0)	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)	(29.7)

EBITA	64.0	107.2	83.0	68.2	90.0	100.8	124.8	83.4	91.2
Amortisation of goodwill	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)

Operating result (EBIT)	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6	73.5
Net financing costs	(44.4)	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)	(54.7)
Result on ordinary operations before tax	6.9	47.0	(548.8)	2.5	14.5	32.2	57.1	11.7	18.8
Taxes	(1.3)	32.7	1.9	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)	(3.0)
Other financial results	—	—	3.0	0.2	12.6	0.0	(0.1)	(0.7)	(2.4)
Minority interests	(3.7)	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)	(2.2)

Net result on ordinary operations	1.9	77.7	(546.7)	(2.3)	17.0	18.5	46.9	5.2	11.2
Extraordinary result net	0.0	0.0	(74.3)	0.0	0.0	0.0	(9.3)	(0.3)	(50.0)

Net result	1.9	77.7	(621.0)	(2.3)	17.0	18.5	37.6	4.9	(38.8)

Net result on ordinary operations before amortisation of goodwill (cash earnings)	14.6	91.0	43.3	14.4	34.8	36.9	64.1	23.0	29.0
RATIOS
Added value as a % of net sales	22.3%	23.3%	22.3%	21.9%	22.5%	23.8%	22.9%	23.3%	22.8%
EBITDA as a % of net sales	4.2%	6.3%	4.6%	4.0%	4.6%	5.1%	5.4%	4.4%	4.5%
EBITA as a % of net sales	3.0%	5.0%	3.4%	2.8%	3.5%	4.0%	4.6%	4.5%	3.4%
EBIT as a % of net sales	2.4%	4.4%	-20.9%	2.1%	2.8%	3.2%	4.0%	2.5%	2.8%

FIGURES PER DIVISION NET SALE

In millions of euros	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Office Products North America	1,014.2	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2	1,372.9
Office Products Europe/Australia	358.1	378.0	384.0	370.2	390.0	395.8	402.9	387.4	384.1
Paper Merchanting	658.6	710.3	731.4	725.9	750.7	780.0	782.4	743.4	775.1
Graphic Systems	104.7	62.1	166.5	109.3	112.9	100.0	186.2	115.6	137.8

Buhrmann	2,135.6	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6	2,669.9

OPERATING RESULT (EBITDA/EBIT)

In millions of euros	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Office Products North America	39.5	43.0	24.2	40.9	61.0	71.0	60.6	53.8	59.9
Office Products Europe/Australia	11.9	8.2	19.0	17.0	13.1	15.1	20.7	14.0	8.1
Paper Merchanting	12.6	14.6	22.1	13.6	18.3	19.8	28.5	16.7	20.6
Graphic Systems	(1.7)	(8.9)	17.3	2.0	3.2	0.5	19.3	3.8	7.1
Holdings	1.8	50.3	0.3	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)	(4.5)

EBITA	64.0	107.2	83.0	68.2	90.0	100.8	124.8	83.4	91.2
Goodwill	(12.7)	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)

EBIT	51.3	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6	73.5

AVERAGE CAPITAL EMPLOYED

In millions of euros	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Office Products North America	680.1	767.6	839.2	870.1	972.1	1,067.0	1,017.5	1,071.9	1,114.6
Office Products Europe/Australia	186.6	202.2	212.1	212.0	207.8	213.4	230.1	232.3	236.4
Paper Merchanting	602.4	622.0	670.9	689.6	687.0	683.0	684.5	693.6	714.7
Graphic Systems	131.5	133.2	120.9	121.0	123.6	125.1	120.2	121.2	118.6
Other activities and holdings	25.1	23.4	26.2	23.8	17.4	15.5	16.1	(4.2)	(4.3)

Buhrmann, excluding goodwill	1,625.7	1,748.4	1,869.2	1,916.6	2,007.9	2,103.9	2,068.5	2,114.9	2,180.0
Goodwill	1,686.6	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9	2,644.9	2,695.4	2,665.6

Buhrmann, including goodwill	3,312.3	3,503.7	4,135.0	4,363.9	4,586.6	4,806.8	4,713.4	4,810.2	4,845.7

ROCE (IN %)

	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Office Products North America	23.2%	22.4%	11.6%	18.8%	25.1%	26.6%	23.8%	20.1%	21.5%
Office Products Europe/Australia	25.6%	16.3%	35.8%	32.0%	25.1%	28.3%	36.0%	24.1%	13.8%
Paper Merchanting	8.3%	9.4%	13.2%	7.9%	10.7%	11.6%	16.6%	9.6%	11.5%
Graphic Systems	(5.2%)	(26.8%)	57.3%	6.5%	10.2%	1.7%	64.2%	12.6%	24.0%
Buhrmann, excluding goodwill	15.8%	24.5%	17.8%	14.2%	17.9%	19.2%	24.1%	15.8%	16.7%
Buhrmann, including goodwill	6.2%	10.7%	(49.0%)	4.7%	6.3%	6.9%	9.1%	5.5%	6.1%

NET RESULT PER SHARE fully diluted

Per ordinary share in euro	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.07	0.57	0.26	0.08	0.21	0.22	0.40	0.13	0.17

CONSOLIDATED CASH FLOW STATEMENT

In millions of euros	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
EBITDA	89	135	111	96	118	131	147	113	121
Additions to/(release of) provisions	1	4	5	—	1	(6)	2	13	(3)

Operating result on a cash basis	90	139	116	96	119	125	149	126	118
(Increase)/decrease in inventories	16	(6)	30	(16)	5	(8)	31	19	36
(Increase)/decrease in trade receivables	(23)	119	28	125	(52)	94	50	89	15
Increase/(decrease) in trade creditors	69	(164)	73	(120)	149	(274)	180	(76)	13
(Increase)/decrease in other receivables and liabilities	(17)	42	(36)	26	(16)	45	(69)	28	(60)

(Increase)/decrease in working capital	45	(9)	95	15	86	(143)	192	60	4
Financial payments	(40)	(36)	(49)	(46)	(56)	(50)	(52)	(63)	(64)
Other operational payments	(16)	(11)	(20)	(12)	(11)	(7)	3	(37)	(1)

Cash flow from operational activities	79	83	142	53	138	(75)	292	86	57
Investments in tangible fixed assets	(22)	(18)	(30)	(16)	(30)	(31)	(21)	(42)	(28)
Acquisitions, integration and divestments	(1)	(7)	(5)	(11)	43	(58)	(55)	(70)	(566)

Available cash flow	57	58	107	26	151	(164)	216	(26)	(537)
Cash flow from financing activities	(61)	(12)	(145)	60	(157)	34	(163)	(9)	137

Net cash flow	(5)	46	(38)	86	(6)	(130)	53	(35)	(400)

ORGANIC GROWTH OF SALES

	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Office Products North America	(4%)	1%	(3%)	3%	0%	(6%)	(4%)	0%	(1%)
Office Products Europe/Australia	(5%)	(4%)	(4%)	(5%)	1%	(2%)	(2%)	6%	2%
Paper Merchanting	(8%)	(7%)	(5%)	(3%)	(3%)	(4%)	(6%)	(5%)	1%
Graphic Systems	(13%)	(25%)	(10%)	(7%)	(18%)	(18%)	(2%)	1%	8%

Buhrmann	(6%)	(4%)	(4%)	0%	(2%)	(5%)	(4%)	0%	1%

EXCHANGE RATES

	2003 Q2	Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2
Euro versus US$, average rate	$1.14	$1.07	$1.01	$0.99	$0.92	$0.88	$0.90	$0.89	$0.87
Euro versus US$, end rate	$1.14	$1.09	$1.05	$0.96	$1.00	$0.87	$0.88	$0.91	$0.85

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2003
BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
	By:	/s/ H. VAN DER KOOIJ H. van der Kooij Company Secretary

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